Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

STAMFORD INDUSTRIAL GROUP, INC.

           The undersigned, Jonathan LaBarre, hereby certifies that:

1.           He is the Chief Financial Officer, Treasurer and Secretary of Stamford Industrial Group, Inc., a Delaware corporation (the “Corporation”), the original Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on July 3, 1996.

2. The first paragraph of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated common stock (“Common Stock”) and preferred stock (“Preferred Stock”). The total number of shares of stock which the Corporation shall have the authority to issue is One Hundred and Five Million (105,000,000) shares, consisting of One Hundred Million (100,000,000) shares of Common Stock having a par value of $0.0001 per share and Five Million (5,000,000) shares of Preferred Stock having a par value of $0.0001 per share.  Effective as of 5:00 p.m., Eastern Daylight Time, on the date that this Certificate of Amendment is filed with the Secretary of State of the State of Delaware, each outstanding five shares of Common Stock shall be combined and converted into one share of Common Stock, par value $0.0001 per share. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the fair market value of the Common Stock as of the date that this Certificate of Amendment is filed with the Secretary of State of the State of Delaware, as such fair market value is determined by the Corporation’s Board of Directors. Whether or not the reverse stock split provided above would result in fractional shares for a holder of record shall be determined on the basis of the total number of shares of Common Stock held by such holder of record at the time that the reverse stock split occurs.”
The second paragraph of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is not amended by this Certificate of Amendment.

           3.           This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation on this 20th day of February, 2009.

STAMFORD INDUSTRIAL GROUP, INC.

By:	/s/ Jonathan LaBarre
Name Jonathan LaBarre
Title Chief Financial Officer, Treasurer and Secretary